UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________) *

TURNAROUND PARTNERS, INC.

( Name of Issuer )

Common Stock $0.001 Par Value Per Share

 ( Title of Class of Securities )

90021610

 ( CUSIP Number )

Kristin M. Cano, One Corporate Plaza Drive, Suite 110, Newport Beach, CA 92660 - 949-759-1505

 ( Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications )

April 5, 2007

 ( Date of Event which Requires Filing of this Statement )

If the filing person has previously filed a statement on Schedule on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90021610

1.	Names of Reporting Persons.
I.R.S. Identifiction Nos. of above persons (entities only).

John A. Cashin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

  4.   Source of Funds (See Instructions)      PF

   5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

   6.   Citizenship or Place of Organization       UNITED STATES OF AMERICA

Number of          7. Sole Voting Power      1,600,000
Shares                           ___________________________________________________________________________________________
Beneficially        8. Shared Voting Power
Owned by                    ___________________________________________________________________________________________
Each Reporting         9. Sole Dispositive Power     1,600,000
Person                          ___________________________________________________________________________________________
  10.  Shared Dispositive Power

 11.   Aggregate Amount Beneficially Owned by Each Reporting Person      1,600,000 shares

 12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

5.789% (based upon the number of shares outstanding on April 5, 2007.

14.	Type of Reporting Person IN

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CUSIP No. 90021610

ITEM 1. SECURITY AND ISSUER

This statement (this “Statement”) relates to shares of common stock (“Common Stock”), par value $0.001 per share (the “shares”) of Turnaround Partners, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 109 N. Post Oak Lane, Suite 422, Houston, Texas 77024.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Statement on Schedule 13D is filed by on behalf of John A. Cashin (the “Reporting
Person”).

(b)	The Residence and Business Address of the Reporting Person is 17099 Greenleaf Street, Fountain Valley, CA 92708.

(c)	John A. Cashin’s principal occupation is Investor.

(d)
During the last five (5) years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(e)	The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal Funds of Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the shares for investment purposes and Reporting Person intends to acquire additional shares. At the present time, Reporting Person has no interest in making any changes to the present Board of Directors or Management but in the future may be interested in a seat on the Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

John A Cashin has the sole power to vote and to dispose of 5.789 % of the Common Stock.

CUSIP No. 90021610

(a)	The Reporting Person has not effected within the last sixty (60) days, any transactions involving the Shares other than as reported here which shares were acquired in the open market.

(b)	Not applicable.

(c)	Not applicable.

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ITEM 6.  CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No. 90021610

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2007        REPORTING PERSON:

JOHN A. CASHIN

/s/ John A. Cashin
JOHN A. CASHIN

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